Exhibit A

Ceragon Reports Fourth Quarter 2016
February 15, 2017

CERAGON NETWORKS REPORTS FOURTH QUARTER AND FULL YEAR 2016 FINANCIAL RESULTS

Net income increased during both fourth quarter and full year; strong cash flow used to reduce debt over 50% versus prior year

Little Falls, New Jersey, February 15, 2017 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today reported results for the fourth quarter and full year ended December 31, 2016.

Fourth Quarter 2016 Highlights:

Revenues – $84.7 million, up 12% from the fourth quarter of 2015, and up 7% from the third quarter of 2016.

Gross margin – 32.5%, compared to 32.8% in the fourth quarter of 2015 and 32.9% in the third quarter of 2016.

Operating income – $8.5 million, compared to an operating income of $8.9 million in the fourth quarter of 2015 and an operating income of $5.8 million in the third quarter of 2016.

Net income – $8.3 million, or $0.10 per diluted share. Net income for the fourth quarter of 2015 was $5.2 million, or $0.07 per diluted share. Net income for the third quarter of 2016 was $3.5 million, or $0.04 per diluted share.

Non-GAAP results –gross margin was 32.9%, operating income was $7.2 million, and net income was $5.2 million, or $0.07 per diluted share. Non-GAAP results exclude adjustments of $(3.1) million. For a reconciliation of GAAP to non-GAAP results, see the attached tables.

Cash and cash equivalents – $36.3 million at December 31, 2016, compared to $32.4 million at September 30, 2016, after reducing debt by $3.3 million to $17.0 million.

Full Year 2016 Highlights:

Revenues – $293.6 million, down 16% from 2015.

Gross margin – 33.8%, compared to 29.5% in 2015.

Operating income – $19.5 million, compared to an operating income of $ 21.6 million in 2015.

Net income – $11.4 million, or $0.15 per diluted share. Net income for 2015 was $ 1.0 million, or $ 0.01 per diluted share.

Non-GAAP results – gross margin was 34.5%, operating income was $21.1 million, and net income was $11.5 million, or $0.15 per diluted share. Non-GAAP results exclude adjustments of $42,000. For a reconciliation of GAAP to non-GAAP results, see the attached tables.

“The continued success of our strategy to focus on increasing net income and free cash flow resulted in significant improvement in these key metrics in 2016, and enabled us to maintain a strong cash position while also substantially reducing debt,” said Ira Palti, president and CEO of Ceragon. “We have a strong order book, particularly with the large orders we received in Q1 from a customer in India. However, the timing of delivering various elements of these orders may cause greater than normal quarter-to-quarter fluctuations in our results during the year. After integrating these orders into our overall operating plan, we now feel comfortable raising our net income target for 2017, on a constant currency basis, from the one we set in November 2016.”

 Supplemental revenue breakouts by geography:

Fourth quarter 2016:
•	Europe:	14%
•	Africa:	4%
•	North America:	14%
•	Latin America:	27%
•	India:	32%
•	APAC:	9%
Full year 2016:
•	Europe:	15%
•	Africa:	7%
•	North America:	14%
•	Latin America:	27%
•	India:	27%
•	APAC:	10%

A conference call to discuss the results will begin at 9:00 a.m. EST. Investors are invited to join the Company’s teleconference by calling USA: (800) 230-1074 or International: +1 (612) 332-0107, from 8:50 a.m. EST. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page:https://www.ceragon.com/about-ceragon/investor-relations/events-webcasts/, selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA: (800) 475-6701 or International +1 (320) 365-3844 Access Code: 414711. A replay of both the call and the webcast will be available through March 15, 2017.

About Ceragon Networks Ltd.

Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations and assumptions of Ceragon's management. Examples of forward-looking statements include: revenues, growth prospects, projections of gross margins, operating and other expenses, capital expenditures, profitability and liquidity, competitive pressures, product development, financial resources, cost savings and other financial matters. You may identify these and other forward-looking statements by the use of words such as "may" "plans" "anticipates" "believes" "estimates" "targets" "expects" "intends" "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; risks relating to the concentration of our business in India, Latin America, Africa and in developing nations in other regions, including political, economic and regulatory risks from doing business in those regions and nations, including in relation to local business practices that  may be inconsistent with international regulatory requirements, such as anti-corruption and anti-bribery regulations, currency export control issues and recent economic concerns; the risk that the business coming from our bigger customers will go down significantly or cease, the risk that Ceragon will not achieve the benefits it expects from its expense reduction plans and profit enhancement programs, as may be implemented from time to time; the risk of significant expenses in connection with potential contingent tax liability; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.

Investors:
Doron Arazi	or	Claudia Gatlin
+972 3 5431 660		+1 212 830-9080
dorona@ceragon.com		claudiag@ceragon.com

Media:
Tanya Solomon
+972 3 5431163
tanyas@ceragon.com

-tables follow-

Ceragon Reports Fourth Quarter and Year End 2016 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
				(Audited)

Revenues	$84,665	$75,643	$293,641	$349,435
Cost of revenues	57,122	50,840	194,479	246,487

Gross profit	27,543	24,803	99,162	102,948

Operating expenses:
Research and development, net	5,718	5,268	21,695	22,930
Selling and marketing	10,334	9,982	39,515	40,816
General and administrative	4,942	5,473	20,380	21,235
Restructuring costs	-	-	-	1,225
Other income	(1,921)	(4,849)	(1,921)	(4,849)

Total operating expenses	$19,073	$15,874	$79,669	$81,357

Operating income	8,470	8,929	19,493	21,591

Financial expenses, net	1,494	2,265	6,303	14,738

Income before taxes	6,976	6,664	13,190	6,853

Taxes on income	(1,357)	1,432	1,761	5,842

Net income	$8,333	$5,232	$11,429	$1,011

Basic net income per share	$0.11	$0.07	$0.15	$0.01

Diluted net income per share	$0.10	$0.07	$0.15	$0.01

Weighted average number of shares used in computing basic net income per share	77,759,346	77,416,409	77,702,788	77,239,409

Weighted average number of shares used in computing diluted net income per share	79,583,792	78,432,387	78,613,528	77,296,681

Ceragon Reports Fourth Quarter and Year End 2016 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31, 2016	December 31, 2015
ASSETS		(Audited)

CURRENT ASSETS:
Cash and cash equivalents	$36,338	$36,318
Trade receivables, net	107,395	116,683
Deferred taxes, net	1,327	1,633
Other accounts receivable and prepaid expenses	18,516	22,583
Inventories	45,647	49,690
Total current assets	209,223	226,907

NON-CURRENT ASSETS:
Deferred tax assets, net	17	189
Severance pay and pension funds	4,575	4,681
Property and equipment, net	27,560	28,906
Intangible assets, net	1,544	3,192
Other non-current assets	1,306	1,457

Total non-current assets	35,002	38,425

Total assets	$244,225	$265,332

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short term loan, including current maturities of long term bank loan	$17,000	$34,922
Trade payables	68,408	71,721
Deferred revenues	2,673	8,901
Other accounts payable and accrued expenses	22,425	27,052
Total current liabilities	110,506	142,596

LONG-TERM LIABILITIES:
Accrued severance pay and pension	9,198	9,276
Other long term payables	8,357	10,639
Total long-term liabilities	17,555	19,915

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	214	214
Additional paid-in capital	409,320	408,174
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive loss	(7,846)	(8,616)
Accumulated deficits	(265,433)	(276,860)

Total shareholders' equity	116,164	102,821

Total liabilities and shareholders' equity	$244,225	$265,332

Ceragon Reports Fourth Quarter and Year End 2016 Results

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015
				(Audited)
Cash flow from operating activities:
Net income	$8,333	$5,232	$11,429	$1,011
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	2,534	3,137	10,037	12,203
Stock-based compensation expense	198	453	1,071	1,625
Decrease in trade and other receivables, net	4,361	3,509	15,684	40,171
Decrease (increase) in inventory, net of write off	(1,462)	(971)	4,706	10,240
Decrease in trade payables and accrued liabilities	(1,258)	(3,009)	(11,434)	(41,480)
Decrease in deferred revenues	(1,753)	(1,162)	(6,228)	(8,766)
Decrease (increase) in deferred tax asset, net	(811)	(466)	478	1,975
Other adjustments	(140)	(74)	28	(858)
Net cash provided by operating activities	$10,002	$6,649	$25,771	$16,121

Cash flow from investing activities:
Purchase of property and equipment, net	(2,757)	(946)	(8,190)	(5,266)
Investment in short and long-term bank deposit	-	-	(153)	(19)
Proceeds from maturities of short and long-term bank deposits	-	368	153	432
Proceeds from sales of available for sale marketable securities	-	-	-	122
Net cash used in investing activities	$(2,757)	$(578)	$(8,190)	$(4,731)

Cash flow from financing activities:
Proceeds from exercise of options	8	26	75	138
Proceeds from financial institutions, net	-	-	-	4,200
Repayments of bank loans	(3,300)	(9,008)	(17,922)	(20,182)
Net cash used in financing activities	$(3,292)	$(8,982)	$(17,847)	$(15,844)

Translation adjustments on cash and cash equivalents	$11	$25	$286	$(651)
Increase (decrease) in cash and cash equivalents	$3,964	$(2,886)	$20	$(5,105)
Cash and cash equivalents at the beginning of the period	32,374	39,204	36,318	41,423
Cash and cash equivalents at the end of the period	$36,338	$36,318	$36,338	$36,318

Ceragon Reports Fourth Quarter and Year End 2016 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015

GAAP cost of revenues	$57,122	$50,840	$194,479	$246,487
Amortization of intangible assets	(310)	(309)	(1,232)	(1,228)
Stock based compensation expenses	(4)	(29)	(30)	(73)
Changes in pre-acquisition indirect tax positions	-	(1)	(806)	(278)
Non-GAAP cost of revenues	$56,808	$50,501	$192,411	$244,908

GAAP gross profit	$27,543	$24,803	$99,162	$102,948
Gross profit adjustments	314	339	2,068	1,579
Non-GAAP gross profit	$27,857	$25,142	$101,230	$104,527

GAAP Research and development expenses	$5,718	$5,268	$21,695	$22,930
Stock based compensation expenses	(17)	(179)	(151)	(735)
Non-GAAP Research and development expenses	$5,701	$5,089	$21,544	$22,195

GAAP Sales and Marketing expenses	$10,334	$9,982	$39,515	$40,816
Amortization of intangible assets	(106)	(148)	(417)	(637)
Stock based compensation expenses	(54)	(109)	(369)	(495)
Non-GAAP Sales and Marketing expenses	$10,174	$9,725	$38,729	$39,684

GAAP General and Administrative expenses	$4,942	$5,473	$20,380	$21,235
Stock based compensation expenses	(122)	(135)	(521)	(321)
Non-GAAP General and Administrative expenses	$4,820	$5,338	$19,859	$20,914

GAAP restructuring cost	$-	$-	$-	$1,225
Restructuring plan related cost	-	-	-	(1,225)
Non-GAAP restructuring cost	$-	$-	$-	$-

GAAP other income	$(1,921)	$(4,849)	$(1,921)	$(4,849)
Statute of limitation on certain pre-acquisition indirect tax liabilities	1,921	4,849	1,921	4,849
Non-GAAP other income	$-	$-	$-	$-

Ceragon Reports Fourth Quarter and Year End 2016 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
GAAP financial expenses	$1,494	$2,265	$6,303	$14,738
Currency devaluation in Venezuela related expenses	-	-	907	(2,973)
Non-GAAP financial expenses	$1,494	$2,265	$7,210	$11,765

GAAP taxes on income	$(1,357)	$1,432	$1,761	$5,842
Changes in pre-acquisition tax liability	-	-	(453)	-
Other non-cash tax adjustments	1,786	(762)	1,109	(3,297)
Non-GAAP taxes on income	$429	$670	$2,417	$2,545

Ceragon Reports Fourth Quarter and Year End 2016 Results

RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2016	2015	2016	2015

GAAP net income	$8,333	$5,232	$11,429	$1,011
Amortization of intangible assets	416	457	1,649	1,865
Stock based compensation expenses	197	452	1,071	1,624
Restructuring expenses	-	-	-	1,225
Changes in pre-acquisition indirect tax positions	-	1	1,259	278
Currency devaluation in Venezuela related expenses	-	-	(907)	2,973
Non-cash tax adjustments	(1,786)	762	(1,109)	3,297
Statute of limitation on certain pre-acquisition indirect tax liabilities	(1,921)	(4,849)	(1,921)	(4,849)
Non-GAAP net income	$5,239	$2,055	$11,471	$7,424

GAAP basic net income per share	$0.11	$0.07	$0.15	$0.01

GAAP diluted net income per share	$0.10	$0.07	$0.15	$0.01

Non-GAAP basic and diluted net income per share	$0.07	$0.03	$0.15	$0.10

Weighted average number of shares used in computing basic net income per share	77,759,346	77,416,409	77,702,788	77,239,409

Weighted average number of shares used in computing GAAP diluted net income per share	79,583,792	77,432,387	78,613,528	77,296,681

Weighted average number of shares used in computing Non-GAAP diluted net income per share	79,888,786	78,264,309	78,986,738	77,967,811